Exhibit 99.1

Press Release

Media Contact

Matthias Link

T +49 6172 609-2872

matthias.link@fresenius.com

Fresenius Medical Care North America

Katherine Dobbs

T +1 781 699-9039

katherine.dobbs@fmc-na.com

Contact for analysts and investors

Dr. Dominik Heger

T +49 6172 609-2601

dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

February 26, 2019

Fresenius Medical Care completes acquisition of NxStage Medical

Fresenius Medical Care, the world’s largest provider of dialysis products and services, has successfully completed the acquisition of NxStage Medical, Inc. (NxStage), following approval by antitrust authorities in the United States.

NxStage develops, produces and markets an innovative product portfolio of medical devices for use in home dialysis and critical care. The acquisition will enable Fresenius Medical Care to leverage its manufacturing, supply chain and marketing competencies across the dialysis products, services and Care Coordination businesses in a less labor- and capital-intensive care setting.

“The closing of this transaction is an important milestone in enhancing our patients’ choice of dialysis treatment modality,” said Rice Powell, Chief Executive Officer of Fresenius Medical Care. “By combining NxStage’s capabilities with our broad product and service offering, we can help patients to live even more independently. In addition to broadening our product portfolio, this acquisition positions Fresenius Medical Care to benefit from the growing trend toward home-based therapies.”

Bill Valle, Chief Executive Officer of Fresenius Medical Care North America, said: “It’s a great pleasure to welcome our new NxStage colleagues. With their strong culture of innovation and transformation, they will help us to realize our vision of delivering access to superior patient care and outcomes in a lower-cost-of-care home setting to all the patients we care for. We are excited to execute on a strategy that is good for patients, the healthcare system and us.”

NxStage, which just like Fresenius Medical Care North America has its headquarters in the Boston, Massachusetts area, was founded in 1998 and has approximately 3,800 employees worldwide. In 2017, NxStage delivered USD 394 million in revenue.

The company now expects lower total integration costs of around EUR 50 to EUR 75 million over the three years following the closing of the transaction(1). The table below provides the estimated effects of the NxStage acquisition on Fresenius Medical Care excluding these integration costs. The company assumes the full year effect of incremental intangible assets amortization to be in the range of EUR 70 to 80 million for the first two years, then drop to EUR 45 to 55 million thereafter. The company will update those numbers after a detailed assessment, if required.

Revenues provided in the table below are lower than the historical reported revenues of NxStage due to the elimination of Fresenius Medical Care’s contribution to these revenues, upon consolidation. Operating income is expected to improve from 2020 onwards due to realization of the anticipated synergies from the acquisition.

All effects from the NxStage acquisition are excluded from the company’s communicated targets 2019 and 2020.

EUR million(2)	2019	2020
Revenue	240 to 260	310 to 330
Operating income (EBIT)	(30) to (20)	20 to 30
Interest	(75) to (65)	(85) to (75)
Net Income	(75) to (65)	(40) to (30)

(1)              The total integration costs are lower than previously communicated mainly due to costs that will be considered pre-merger expenses of NxStage, certain other costs that qualify for purchase accounting or as capital expenditures and previously recognized transaction and legal costs.

(2)              The numbers are excluding effects from the implementation of IFRS 16 and excluding integration costs. 2019 estimates cover the period starting on February 21, 2019 (closing date) until year-end 2019.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3.4 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,928 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 333,331 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimers

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.